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SEC
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MAR 31 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5 / A
PART III

SEC FILE NUMBER
8- 49897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navaid Financial Services INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1522 Locust St Fl 2
(No. and Street)

Philadelphia	PA	19102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Carney 609-238-9370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Conner & Lynam
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave	Paoli	PA	19301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navaid Financial Services INC, as of 12/31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KATIE SHEEHY
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Apr 4, 2017

Signature

President/CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2015

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2015

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
Financial Services, Inc.

We have audited the accompanying statement of financial condition of Navaid Financial Services, Inc. as of Decemeber 31, 2015 and the related statements of operations, changes in subordinated borrowings, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Navaid Financial Services, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II and III and notes to the supplementary schedules on pages 10 - 13 has been subjected to audit procedures performed in conjunction with the audit of Navaid Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Navaid Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA

February 22, 2016

NAVAID FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	801,937
Deposits with clearing organization and others		1,503,617
Marketable securities		11,495,174
Receivable from clearing organization and others		90,233
Accrued interest receivable		65,535
Prepaid expenses and other assets		3,600
Furniture and equipment, net		1,570
Total assets	$	13,961,666

Liabilities:		
Accounts payable and accrued expenses	$	930,883
Payable to clearing organization		11,392,794
Total liabilities		12,323,677
Subordinated borrowings		1,500,000
Shareholders' equity:		
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)		1
Additional paid-in capital		99,999
Retained earnings		37,989
Total shareholders' equity		137,989
Total liabilities and shareholders' equity	$	13,961,666

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended December 31, 2015

Revenues:		
Trading gains and losses, net	$	1,028,971
Interest income		264,919
Commission income		503
Total revenues		1,294,393
Expenses:		
Commissions		902,500
Employee compensation and benefits		72,504
Interest expense		131,869
Outside services		157,380
Other expenses		13,717
Occupancy and office		8,578
Total expenses		1,286,548
Net income	$	7,845

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2015

Subordinated borrowings at December 31, 2014	$	1,500,000
2015 activity		-
Subordinated borrowings at December 31, 2015	$	1,500,000

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2015

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
December 31, 2014	106	$ 1.00	$ 99,999	$ 111,682	$ 211,682
Distributions	-	-	-	(81,538)	(81,538)
Net income	-	-	-	7,845	7,845
December 31, 2015	106	$ 1	$ 99,999	$ 37,989	$ 137,989

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities:	
Net income	$ 7,845
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,030
(Increase) decrease in:	
Deposits with clearing organization and others	(325)
Marketable securities	(878,370)
Receivable from clearing organization and others	125,799
Accrued interest receivable	(7,960)
Increase in:	
Accounts payable and accrued expenses	86,500
Payable to clearing organization	1,013,940
Net cash provided by operating activities	348,459
Cash flows from financing activities:	
Distributions	(81,538)
Net cash flows from financing activities	(81,538)
Cash - beginning of year	535,016
Cash - end of year	$ 801,937
Interest paid	$ 132,358

(The accompanying notes are an integral part of this financial statement.)

SUPPLEMENTARY

FINANCIAL

INFORMATION

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates on a fully-disclosed basis whereby we do not carry accounts for customers. The Company primarily trades in municipal bonds as proprietary transactions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, along with the related commission expense incurred, are also recorded on a trade date basis. Securities are valued using market value techniques as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company files tax returns in the U.S. federal jurisdiction, certain states and cities. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for 2011 and prior.

(3) MARKETABLE DEBT SECURITIES

As described in Note 2, the Company values marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements*. Investments are classified as Level 1, which refers to unadjusted quoted prices in active markets for identical assets that are accessible at the measurement date; Level 2, which refers to inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly; and Level 3, which refers to unobservable market inputs. All securities held at December 31, 2015 were municipal bonds classified as Level 2 investments using a market value approach.

(4) RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the shareholders. The Company waived all markups and commissions for the fund for 2015. However, the fund reimburses the Company for their costs from outside parties. The Company was reimbursed $11,451 in 2015. $1,066 was due from the fund at December 31, 2015. Additionally, the Company may buy/sell bonds from/to the fund at cost.

The Company had a month to month $1,277 sub-lease agreement with a related party which is partially owned by some of the shareholders. The lease ended in September 2015. Total sublease income for the year was $16,352.

The Company also provides brokerage services on behalf of clients of an investment advisor that is owned and managed by the shareholders. There are minimal trades made during the year on behalf of the investment advisor's clients. Additionally, the investment advisor earns management fees which pass through the Company's accounts. The Company owed $2,441 to the investment advisor at December 31, 2015, which is recorded as accounts payable and accrued expenses in the accompanying statement of financial condition.

Two of the Company's traders are also shareholders. The Company incurred commissions of $902,500 in 2015 to these shareholders. Additionally, $904,045 is due to the traders at December 31, 2015.

(5) RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents net trading gains earned in December. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The Company's agreement with the clearing broker allows them to borrow up to ten times their investment balance, limited to $15,000,000. The payable balance incurs interest at the federal funds rate plus an applicable margin.

(6) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of notes payable to two shareholders. The notes expire on October 31, 2016 and include interest at 5%, which is payable monthly. Interest expense was $75,000 for 2015.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2015, the Company had net capital, as defined, of $668,633 which was $568,633 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.39 to 1 as of December 31, 2015.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3(k)(2)(ii) which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 11 and 12 are not applicable.

(8) 401(k) RETIREMENT PLAN

The Company has a 401(k) retirement plan covering all employees. The Company matches the first 6% of eligible employees' compensation. The Company's expense related to the plan was $732 for 2015.

(9) CONCENTRATION OF CREDIT RISK

Cash

The Company maintains its cash accounts at one financial institution. Balances are insured by the FDIC up to $250,000. The uninsured cash balances totaled $555,937 at December 31, 2015.

Marketable debt securities

The Company's proprietary investments consist solely of municipal securities. At December 31, 2015, the balance was comprised of seventeen securities, of which six positions represented 65% of marketable securities.

Agreements with traders

The Company has agreements with two traders on a month to month basis, of which one trader executes a majority of all trades. If this trader were to terminate the agreement, the ongoing operations of the Company would be materially affected.

(10) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

Schedule I

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015

Net capital:		
Total shareholders' equity	$	137,989
Add - subordinated borrowings allowable as net capital		1,500,000
Total capital and allowable subordinated borrowings		1,637,989
Less - total non-allowable assets		11,344
haircuts on securities		958,012
Net capital	$	668,633
Aggregate indebtedness	$	930,883
Total aggregate indebtedness	$	930,883
Computation of basic net capital requirement:		
Net capital requirement	$	100,000
Net capital		668,633
Excess of net capital	$	568,633
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	548,633
Ratio of aggregate indebtedness to net capital		1.39 to 1

Schedule II

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Computation for Determination of Reserve Requirement" under that rule have been provided.

Schedule III

NAVAID FINANCIAL SERVICES, INC.
Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Information for Possession or Control Requirements" under that rule have been provided.

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2015

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2015 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2015 FOCUS Part IIA filing.

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Navaid Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Navaid Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Navaid Financial Services, Inc. stated that Navaid Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Navaid Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Navaid Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA

February 22, 2016

NAVAID
FINANCIAL SERVICES

February 15,2016

To whom it may concern:

In accordance with 17 CFR section 15c3-3(k), Navaid Financial Services, Inc. is exempt from 17 CFR section 240.15c3-3(k)(2)(ii).

Navaid Financial Services, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,



John Carney
President / CFO

1522 Locust St., Floor 2, Philadelphia, PA 19102
Phone: 215-985-9100 Fax: 215-985-9150

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

Phone: 610-296-4200 * Fax: 610-296-3659
www.scolcpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Shareholders of Navaid Financial
Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Navaid Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Navaid Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Navaid Financial Services, Inc.'s management is responsible for Navaid Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements in the Company's bank statements noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with the commission calculation work paper and general ledger prepared by the Company noting no differences and;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the Company supporting the adjustments noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA
February 22, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1726*********************MIXED AADC 220
049897 FINRA DEC
NAVAID FINANCIAL SERVICES INC
1522 LOCUST ST FL 2
PHILADELPHIA PA 19102-4445

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2999

B. Less payment made with SIPC-6 filed (exclude interest) (1083)

8-10-15
Date Paid

C. Less prior overpayment applied (708)

D. Assessment balance due or (overpayment) 1208

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1208

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1208

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Navaid Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of February, 2016.

President / CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,294,392

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — 85,228

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 85,228

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 48,332

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 131,869

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — 131,869

Total deductions — 180,201

2d. SIPC Net Operating Revenues — $ 1,199,419

2e. General Assessment @ .0025 — $ 2999

(to page 1, line 2.A.)